EXHIBIT (a)(5)(A)

                                     [LOGO]
                             VODAVI TECHNOLOGY, INC.

                                   May 9, 2003

Dear Stockholder:

     Vodavi Technology, Inc. is offering to purchase up to 1,000,000 shares of its common stock from its existing stockholders, subject to the terms set forth in the enclosed offer to purchase and the related letter of transmittal. The price paid by Vodavi will be $2.40 per share. You may tender all or only a portion of your shares, subject to proration if more than 1,000,000 shares are tendered.

     The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. We encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

     The board of directors of Vodavi has approved the tender offer. However, none of Vodavi, its board of directors, or management is making any recommendation to you as to whether you should tender or refrain from tendering your shares. You should make your own decision based on your views as to the value of Vodavi's shares and Vodavi's prospects, as well as your liquidity needs, investment objectives, and other individual considerations. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

     THE TENDER OFFER WILL EXPIRE AT 5:00 P.M., DENVER TIME, ON MONDAY, JUNE 9, 2003, UNLESS EXTENDED BY VODAVI.

     If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact our investor relations department at (480) 443-6000 or by e-mail at investorrelations@vodavi.com.

                                        Sincerely,

                                        /s/ Gregory K. Roeper

                                        Gregory K. Roeper
                                        Chief Executive Officer and President